Exhibit 77(i)

1.    At the July 15, 2011 Board meeting, the Board of Directors (the “Board”) of ING Partners, Inc. (“IPI”) approved the establishment of ING Index Solution 2020 Portfolio, ING Index Solution 2030 Portfolio, ING Index Solution 2040 Portfolio, ING Index Solution 2050 Portfolio, ING Solution 2020 Portfolio, ING Solution 2030 Portfolio, ING Solution 2040 Portfolio, and ING Solution 2050 Portfolio (the “Portfolios”) and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IPI’s registration statement registering shares of the Portfolios. In addition, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment of the Portfolios.

2.    At its September 8, 2011 Meeting, the Board of IPI approved the dissolution and liquidation of Adviser Class shares of ING Pioneer High Yield Portfolio.